

05040750

DSTATES
CHANGECOMMISSION
n, D.C. 20549

BB 3/24 8-48726

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAVENWOOD CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12329 MICHAELSFORD ROAD
(No. and Street)

HUNT VALLEY MARYLAND 21030
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRENT LOCKWOOD 410-667-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODE & ARMSTRONG, P.A.
(Name – *if individual, state last, first, middle name*)

100 WEST ROAD, SUITE 416 TOWSON MD 21204
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRENT M. LOCKWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAVENWOOD CAPITAL MARKETS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


G. PAGE
NOTARY PUBLIC
MY
COMMISSION
EXPIRES
1/1/08
BALTIMORE COUNTY, MD

Signature

SECRETARY
President / Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT A

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets	
Cash and cash equivalents	$366,836
Other assets	5,485
Total Current Assets	372,321
Equipment At Cost	
Equipment	9,892
Less: accumulated depreciation	7,098
	2,794
Total Assets	$375,115

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 55,678
Members' Equity	319,437
Total Liabilities And Members' Equity	$375,115

RODE & ARMSTRONG, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
100 WEST ROAD, SUITE 416
TOWSON, MARYLAND 21204
410-581-0500
FAX 410-581-0191

ALBERT E. RODE, JR. C.P.A.
KEITH G. ARMSTRONG, C.P.A.

TOLL FREE NO: 1-866-859-0973
E-MAIL: info@rodearmstrong.com

Independent Auditors' Report On Internal Accounting Control

Members
Havenwood Capital Markets, LLC

In planning and performing our audit of the financial statements of Havenwood Capital Markets, LLC for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Havenwood Capital Markets, LLC that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. During the course of our audit of the registrant's financial statements for the year ended December 31, 2004, we have determined that the conditions of the exemption specified in Rule 15c3-3(k)(2)(ii) were complied with and that no facts came to our attention which would indicate that the exemption had not been complied with in the period subsequent to our audit.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rode & Armstrong, P.A.

Towson, Maryland
February 8, 2005